Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30

	2004	2003
	(In Millions)
Earnings:

Loss before income taxes	$(980)	$(2,332)
Fixed charges, from below	459	514
Undistributed earnings of affiliates	-	2
Interest capitalized	(1)	(2)

Loss	$ (522)	$(1,818)

Fixed charges:

Interest expense	$ 337	$ 409
Portion of rental expense representative
of the interest factor	122	105

Fixed charges	$ 459	$ 514

Ratio of earnings to fixed charges	(a)	(a)

___________
(a)  Earnings were inadequate to cover fixed charges by $981 million in 2004 and $2.3 billion in 2003.